Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30,
	2011	2010	2009	2008	2007	2006	2005

Earnings:

Income from continuing operations before income taxes	$100,440	$235,949	$155,021	$160,176	$220,015	$142,788	$250,223

Interest expense (excluding capitalized interest)(1)	24,092	44,165	46,280	50,421	55,294	56,661	56,604

Portion of rent expense under long-term operating leases representative of an interest factor	1,582	3,438	2,716	3,147	2,900	3,526	4,642

Total earnings	$126,114	$283,552	$204,017	$213,744	$278,209	$202,975	$311,469

Fixed charges:

Interest expense (including capitalized interest)(1)	$24,092	$44,165	$46,280	$50,421	$55,294	$57,051	$57,399

Portion of rent expense under long-term operating leases representative of an interest factor	1,582	3,438	2,716	3,147	2,900	3,526	4,642

Total fixed charges	$25,674	$47,603	$48,996	$53,568	$58,194	$60,577	$62,041

Ratio of earnings to fixed charges	4.9	6.0	4.2	4.0	4.8	3.4	5.0

(1)  Does not include interest expense related to uncertain tax positions.